

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2019

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

>   **Re: Wins Finance Holdings Inc.**
>   **Form 20-F**
>   **Filed October 31, 2018**
>   **Response Dated May 31, 2019**
>   **File No. 333-204074**

Dear Mr. Mu:

  We have reviewed your May 31, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

Form 20-F filed October 31, 2018

Financial Statements, page F-4

1.   We note your response to comment 8. Your response does not appear to address the information requested in the comment so we are reissuing comment 8.

2.   We note your response to comment 9 and your example journal entries. Based on your example journal entries, it appears that you have a remaining debit balance of $82 in Guarantee paid on behalf of guarantee service customers (B/S) offset with a credit balance of $82 in Allowance on guarantee (B/S). Using the same fact pattern provided in comment 9 please explain these balances and show the entries used to reduce these amounts.

3.   We note your response to comment 10. Your proposed draft disclosure does not appear to address the information required by ASC 310-10-50. Please revise future filings to disclose the information required by ASC 310-10-50 for your receivable from guarantee customers as applicable and provide a draft of your proposed disclosure.

Consolidated Statements of Cash Flows, page F-7

4.   We note your response to comment 11. Your proposed draft disclosure does not appear to address the reconciliation between the line items "deposit paid to banks for financial guarantee services" and "deposit released from banks for financial guarantee services" to the presentation of "restricted cash" used in the balance sheet. Please revise your Statement of Cash Flows presentation in future filings to allow an investor to understand how changes in the balance sheet line item "restricted cash" is presented in the Statement of Cash Flows. Please provide a draft of your proposed disclosure.

Notes to the Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(f) Short-term investments, page F-11

5.   We note your response to comment 13. It does not appear your short-term investments meet the criteria to be scoped out of ASC 320-10. Please tell us the specific guidance you relied on to scope out your short term investments under ASC 320 or revise to account for the securities as available-for-sale securities and provide the information required by ASC 320-50.

Note 7. Net Investment in Direct Financing Leases, page F-23

6.   We note your response to comment 14 and your proposed revised disclosure. Please revise future filings to further break out the amounts included in the "Overdue and credit-impaired" bucket into separate past due buckets (e.g. > 90 days past due, > 180 days past due, etc.). Refer to the example disclosure in ASC 310-10-55-9. Please include a draft of your proposed disclosure for each period presented.

        You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Financial Services